Exhibit 99.1

Compugen Reports First Quarter 2026 Results

•	COM701 MAIA-ovarian trial actively enrolling patients across all clinical sites in the U.S., Israel, and France; interim analysis on track by Q1 2027

•	Partner AstraZeneca is advancing rilvegostomig across 11 ongoing Phase 3 trials and presented clinical and pre-clinical rilvegostomig data at AACR 2026, including late-breaking Phase 2 data in HER2-positive gastric cancer (DESTINY-Gastric03), with new data to be released at ASCO 2026

•	Gilead-partnered GS-0321 Phase 1 trial continues to progress as planned

•	Solid financial position with cash runway expected to fund operations into 2029

HOLON, ISRAEL, May 18, 2026 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery powered by AI/ML, today reported financial results for the first quarter of 2026 and provided a corporate update.

“Q1 2026 reflects continued execution across all of our programs in line with our strategic priorities,” said Eran Ophir, Ph.D., President and CEO of Compugen. “With enrollment progressing across all COM701 MAIA-ovarian trial sites, we remain on track for having the median progression-free survival at the interim analysis by Q1 2027, a key potential inflection point for COM701 as a maintenance therapy in a patient population with significant unmet medical need and no current standard of care.”

Dr. Ophir continued, “Our partner AstraZeneca continues to broadly advance rilvegostomig. Data presented by AstraZeneca at AACR 2026 reinforces our confidence in its differentiated bispecific design and potential as an immuno-oncology backbone across multiple tumor types, as AstraZeneca progresses rilvegostomig across 11 Phase 3 trials. In addition, we continue to advance the Gilead-partnered GS-0321 Phase 1 trial.”

Dr. Ophir concluded, “Our solid financial position with cash runway expected into 2029, based on our current plans, enables us to advance our differentiated immuno-oncology pipeline and leverage our AI/ML powered computational discovery platform Unigen™, to discover novel ways to activate the immune system against cancer. I remain encouraged by the progress of our fully owned programs, strengthened by validating partnerships with AstraZeneca and Gilead, which together offer approximately $1 billion in potential milestones plus royalties.”

First Quarter 2026 Financial Highlights

Cash: As of March 31, 2026, Compugen had approximately $134.9 million in cash, cash equivalents, short-term bank deposits, and investment in marketable securities.

Compugen expects that its cash and cash-related balances will be sufficient to fund its operating plans into 2029. This does not include any additional cash inflows. The Company has no debt.

Revenue: Compugen reported approximately $2.2 million in revenues for the first quarter ended March 31, 2026, compared to approximately $2.3 million in revenues for the comparable period in 2025. The revenues reported in the first quarters of 2026 and 2025 reflect recognition of portions of both the upfront payment and the IND milestone payment from the license agreement with Gilead.

R&D expenses for the first quarter of 2026 were approximately $6.9 million compared with approximately $5.8 million for the comparable period in 2025. The increase is mainly due to an increase in clinical expenses related to MAIA-ovarian trial as well as drug supply costs supporting our trials.

G&A expenses for the first quarter of 2026 were approximately $2.3 million compared to approximately $2.4 million for the comparable period in 2025.

Net loss for the first quarter of 2026 was approximately $7.7 million, or $0.08 per basic and diluted share, compared with a net loss of approximately $7.2 million, or $0.08 per basic and diluted share, in the comparable period in 2025.

Full financial tables are included below.

Conference Call and Webcast Information

The Company will hold a conference call today, May 18, 2026, at 8:30 AM ET to review its first quarter 2026 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen

Compugen is a clinical-stage therapeutic discovery and development company utilizing Unigen™, its AI/ML powered computational discovery platform, to identify novel drug targets and to develop therapeutics in the field of cancer immunotherapies. Compugen’s innovative immuno-oncology pipeline consists of four clinical-stage programs: COM701, COM902, rilvegostomig and GS-0321 (previously COM503). COM701, a potential first-in-class anti-PVRIG antibody, and COM902, an anti-TIGIT antibody, have been evaluated for the treatment of solid tumors as monotherapy and in combinations. Currently, we are conducting a blinded randomized ovarian cancer platform trial evaluating COM701 as a single agent in maintenance therapy in relapsed platinum sensitive ovarian cancer (named MAIA-ovarian trial). Rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from COM902 program, is being developed by AstraZeneca pursuant to an exclusive license agreement between us and AstraZeneca and is being evaluated in multiple Phase 3, Phase 2 and Phase 1 clinical trials. GS-0321 (previously COM503), Compugen’s potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, is licensed to Gilead and is being evaluated in a Phase 1 clinical trial that we are conducting. In addition, Compugen’s has an early-stage immuno-oncology pipeline consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our expectations for COM701 MAIA-ovarian to have median progression-free survival at the interim analysis by Q1 2027; statements regarding the advancement of Phase 1 trial for Gilead-partnered GS-0321; statements regarding AstraZeneca’s advancement of its rilvegostomig program; statements regarding Compugen’s partnerships with AstraZeneca and Gilead and potential milestones and royalty payments; statements to the effect that our cash and cash-related balances will be sufficient to fund our operating plans into 2029; statements that our cash position will enable us to continue to leverage our AI/ML powered predictive computational discovery platform, UnigenTM, to accelerate our research efforts supporting our early-stage pipeline. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:

Lindsey Trickett

Head of Investor Relations and Corporate Communications

Email: lindseyt@cgen.com

Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended
	March 31,
	2026	2025
	Unaudited	Unaudited

Revenues	2,176	2,284
Cost of revenues	1,824	2,400
Gross profit (loss)	352	(116)

Operating expenses
Research and development expenses	6,937	5,773
Marketing and business development expenses	134	139
General and administrative expenses	2,298	2,367
Total operating expenses	9,369	8,279

Operating loss	9,017	8,395
Financial and other income, net	1,353	1,245
Loss before taxes on income	7,664	7,150
Tax expenses	5	31
Net loss	7,669	7,181

Basic and diluted net loss per ordinary share	(0.08)	(0.08)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	94,556,230	92,308,225

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31,	December 31,
	2026	2025
	Unaudited

ASSETS

Current assets
Cash and cash equivalents	12,435	90,597
Short-term bank deposits	79,316	45,759
Investment in marketable securities	43,195	9,284
Other accounts receivable and prepaid expenses	2,338	2,382
Total current assets	137,284	148,022

Non-current assets
Restricted long-term bank deposit	452	410
Long-term prepaid expenses	1,295	1,293
Severance pay fund	3,727	3,643
Operating lease right to use asset	2,486	2,521
Property and equipment, net	617	681
Total non-current assets	8,577	8,548

Total assets	145,861	156,570

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Trade payables	2,526	2,353
Short-term deferred revenues	11,598	10,970
Current maturity of operating lease liability	559	521
Accrued expenses	4,031	5,676
Employees and related accruals	3,323	3,050
Total current liabilities	22,037	22,570

Non-current liabilities
Long-term deferred revenues	22,139	24,943
Long-term operating lease liability	2,373	2,439
Accrued severance pay	3,959	3,887
Total non-current liabilities	28,471	31,269

Total shareholders' equity	95,353	102,731

Total liabilities and shareholders' equity	145,861	156,570